SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        Amendment No. 11


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General Counsel
The Dow Chemical      Inc.              Dow AgroSciences LLC
Company               2030 Dow Center   9330 Zionsville Road
2030 Dow Center       Midland, MI       Indianapolis, IN
Midland, MI  48674    48674             46268
(517) 636-1000        (517) 636-1000    (317) 337-3000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                         January 9, 1998
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 Dow AgroSciences LLC
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member                               of a Group(b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of          The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 Dow AgroSciences LLC - Delaware


Number of    7)  Sole Voting     22,470,122*
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            22,470,122*
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount
Beneficially owned by Each       22,470,122*
Reporting Person as of January
19, 1998

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         62.9%*
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    Dow AgroSciences LLC         OO


       This Amendment No. 11 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, Amendment No. 9 filed on July 11, 1997, and Amendment No. 10 filed on November 14, 1997(the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

______________

* Includes shares which Dow AgroSciences has the right to acquire within the next 60 days. Percentage ownership of outstanding shares assumes, for purposes of this cover page, that all shares beneficially owned are issued and outstanding. See Item 4.


Item 2. Identity and Background.

       Item 2 is hereby amended by adding the following information at the end thereof.

       On January 1, 1998, DowElanco LLC changed its name to Dow
AgroSciences LLC.


Item 3. Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       Dow AgroSciences obtained the funds required to effect the Common Stock purchases reported in Amendment No. 11 to Schedule
13D from working capital and other internal sources.

Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a)  Since the filing of Amendment No. 10 to the Schedule
13D, Dow AgroSciences has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:

                 Shares of
       Date     Common Stock   Price/Share     Total Price

     12/5/97           10,000       $19.5000    $195,000
     12/9/97           10,000        19.5000     195,000
    12/10/97           30,000        19.5000     585,000
    12/11/97            5,000        19.5000      97,500
    12/15/97            5,000        19.3750      96,875
    12/18/97           15,000        19.3333     290,000


       On December 1, 1997, Dow AgroSciences acquired from Kubota
Corporation, a Japanese corporation, 80,000 shares of Common
Stock at a purchase price of $20.761 per share.

       On January 9, 1998, Dow AgroSciences exercised its option to sell to Mycogen 400,000 ordinary shares of Verneuil Holdings S.A., a French company, in exchange for 483,439 shares of Common Stock under the terms of a Stock Purchase Agreement dated December 10, 1996, between Dow AgroSciences and Mycogen. When this transaction closed on January 16, 1998, Dow AgroSciences sold the Verneuil shares to Mycogen for a purchase price of $23.50 per share in exchange for newly issued shares of Common Stock valued at $19.456, the average closing price per share on the Nasdaq National Market for the thirty trading days ended January 9, 1998. The issuance of these shares of Common Stock will be delayed until the notice requirements of Nasdaq Rule 4310(c)(17)have been satisfied. The shares are expected to be issued on February 2, 1998.
       On January 16, 1998, Dow AgroSciences purchased from Mycogen 3,762,038 newly-issued shares of Common Stock in exchange for $75 million. The shares were valued at $19.936, the average daily closing price of Common Stock on the Nasdaq National Market for the trading days within the 90 calendar days ended January 15, 1998. The issuance of these shares will be delayed until the notice requirements of Nasdaq Rule 4310(c)(17) have been satisfied. The shares are expected to be issued on February 2, 1998.

       The purpose of these transactions was to increase Dow
AgroSciences' ownership of Common Stock at prices and on terms that Dow AgroSciences considers favorable.


Item 5. Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) Dow AgroSciences owns, and TDCC and Rofan indirectly own, an aggregate of 22,470,122* shares of Common Stock which represent approximately 62.9%* of the total outstanding shares of Common Stock.

       (b) Dow AgroSciences has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 22,470,122* shares of Common Stock.

       (c) Since the filing of Amendment No. 10 to Schedule 13D, Dow AgroSciences has (i) purchased 75,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,459,375; (ii) purchased 80,000 shares of Common Stock from Kubota Corporation for an aggregate purchase price of $1,660,880;
(iii) acquired 483,439* shares of Common Stock from Mycogen in exchange for 400,000 shares of ordinary shares of Verneuil valued at $9,400,000; and (iv) purchased 3,762,038* newly-issued shares of Common Stock from Mycogen for $75 million.

       (d) None of TDCC, Rofan, Dow AgroSciences or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 22,470,122* shares of Common Stock acquired by Dow
AgroSciences.

       (e)  Not applicable.

______________

* Includes shares which Dow AgroSciences has the right to acquire within the next 60 days. Percentage ownership of outstanding shares assumes for purposes of this Item 5 that all shares beneficially owned are issued and outstanding. See Item 4.

____________________________________________________________


                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1998


          THE DOW CHEMICAL COMPANY

          By:	  /s/G. MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:	  /s/J. PEDRO REINHARD
          Name:   J. Pedro Reinhard
          Title:  President


          DOW AGROSCIENCES LLC

          By:	  /s/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel